Exhibit 99.1

Medigus to Form New Joint Venture to Trade NFT Assets, Investing up to $5M

Medigus and Safee’s JV will engage in the purchase and sale of non-fungible tokens and other digital assets

Tel Aviv, Israel -- October 28, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company developing advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that it has signed a non-binding memorandum of understanding (MOU) with Safee, a technology company focused on non-fungible tokens (NFTs). Per the agreement, the parties will embark on a joint venture to trade and monetize NFTs and other digital assets.

The JV will use Safee’s knowledge and platform to identify opportunities in the NFT field, and to buy, hold and monetize NFTs. Medigus will help fund the collaborative enterprise with a loan of up to $5 million for the purchase of NFTs and other digital assets. Medigus will also hold sway over management of the joint venture, appointing three of the four members of its board of directors, retaining hiring and firing rights of its CEO, and casting the decisive vote on budgetary and business planning matters.

In exchange for furnishing consulting services to the joint venture on the purchase and sale of NFTs and other digital assets, the non-binding MOU offers Safee an opportunity to buy Medigus stock. Over a period of three years, Safee may exercise the option to buy 200,000 shares of Medigus at the price of $10 per share.

Safee’s mission is to expand the reach of NFTs to mass market buyers and creators, digital artists, illustrators, photographers, musicians, regular consumer digital content creators and more. Safee’s social network allows creators and collectors to easily create, own, use, control and trade digital goods.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in ScoutCam Inc. and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff’s Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Medigus uses forward-looking statements in this press release when it suggests the potential for the investment in Safee may or will lead to profitable growth in the future. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission (“SEC”). Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com